19 October 2011

Mr Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington D.C. 20549

Re:	AstraZeneca, Plc Form 20-F for Fiscal Year Ended December 31, 2010 File No. 1-11960

Dear Mr Rosenberg,

Further to your telephone conversation of October 6 with representatives from AstraZeneca, please find attached our response to the comment on patent process disclosure you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2010.  In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that this response reflects the conclusion of the telephone conversation and provides you with the information you require. Please note that page numbers throughout our response, unless otherwise indicated, refer to our Annual Report and Form 20-F Information 2010.  Where we propose additional or enhanced disclosures these are included in italics in our response to your comments.

Should you have any further queries, please do not hesitate to contact either Paul Kenyon, Senior Vice President Group Finance, on +44 207 604 8070, Andy Chard, Director of Financial Reporting, on +44 1625 517279 or me, on +44 207 604 8052.

Yours sincerely,

/s/ Simon Lowth

S Lowth
Chief Financial Officer

Annual Report and Form 20-F Information 2010

Patent disclosures

For our 2011 filing, we propose to enclose the following disclosures in the Intellectual Property section (pages 30 and 31) of our Annual Report (proposed new disclosures shown in italics):

Patent process

Applications for patent protection are filed on our inventions to safeguard the large subsequent investment required to get potential new drugs approved for marketing. Further innovation means that we may seek additional patent protection as we develop a product and its uses. We apply for patents via patent offices around the world. In some countries, our competitors can challenge our patents in the patent offices, and, in all countries, competitors can challenge our patents in the courts. We can face challenges early in the patent application process and throughout the life of the patent. These challenges can be to the validity of a patent and/or to the effective scope of a patent and are based on ever-evolving legal precedents. There can be no guarantee of success for either party in patent proceedings. For information about third party challenges to the patents protecting our products, see Note 25 to the Financial Statements from page [●].

The basic term of a patent is twenty years from filing of the patent application with the relevant government patent office. However, the product protected by a pharmaceutical patent may not be marketed for several years after patent filing due to the time required for clinical trials and the regulatory approval process necessary to obtain marketing approval for the product.  Patent Term Extensions are available in certain major markets including the EU and US to compensate for these delays.  The term of the Patent Term Extension can vary from zero to five years depending on the time taken to obtain any marketing approval. The maximum patent term, including any Patent Term Extension, is however capped at fifteen years (EU) or fourteen years (US) from the first marketing approval. The average effective patent term on the market is frequently several years less than these maximum terms for reasons including unpredictable regulatory timings and time taken for any required pricing negotiations.

The generic industry is increasingly challenging innovators’ patents at earlier stages and almost all leading pharmaceutical products in the US have faced or are facing patent challenges from generic manufacturers. The research-based pharmaceutical industry is also experiencing increased challenges elsewhere in the world, for example in Europe, Canada, Asia and Latin America. Further information about the risks relating to patent litigation and early loss and expiry of patents is contained in the Principal risks and uncertainties section from page [●].

Data exclusivity

Regulatory Data Protection (RDP or ‘data exclusivity’) is an important intellectual property right which arises in respect of data which is required to be submitted to regulatory authorities in order to obtain marketing approvals for our medicines. Significant investment is required to generate such data (for example, through conducting global clinical trials); and the use of this proprietary data is protected from use by third parties (such as generic manufacturers) for a number of years in a limited number of countries. The period of such protection and the extent to which the right is respected differs significantly between these countries. We believe in enforcing our rights to RDP and consider it an important protection for our inventions, particularly as patent rights are increasingly being challenged.

The period of RDP starts from the date of the first marketing approval from the relevant health authority and runs in parallel to any pending patent protection. RDP would generally be expected to expire prior to patent expiry in all major markets. If a product takes an unusually long time to secure marketing approval or if patent protection has not been secured or has expired or been lost, RDP may be the sole intellectual property right protecting a product from copying as generics should not be approved and marketed until RDP has expired.

In addition, we propose to enclose the following additional disclosures on page 206 of our Annual Report, below our Development Pipeline table:

Throughout the development process, we strive to obtain patent protection consistent with our patent process (as detailed on page 30). However, until marketing approval in individual countries is obtained, it is not possible to accurately predict the maximum period of product protection available from any such patents. While the most significant uncertainties for development pipeline products progressing to launch is meeting development targets and obtaining regulatory marketing approvals (as detailed in our Risk section on pages 96 and 97), the date and language of any actual marketing approval will crucially determine the length of Patent Term Extension and the full range, if any, of pending patents that will protect the marketed product. Further details of possible periods of patent, RDP and related Intellectual Property protections which may protect pipeline products once marketed are included on pages 30 and 31.

We draw your attention to the fact that the ‘Paediatric Exclusivity’, ‘Patent Term Extension’, “Orphan Drug” and ‘Regulatory Exclusivity’ are also explained in our Glossary section of the Annual Report on page 219.